UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Phoebe, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      June 27, 2018

Physical Address of Issuer:

555 West 59th Street, Apt 17B, New York, NY, United States 10019

Website of Issuer:

https://hiphoebe.com

Is there a co-issuer? ___ *yes* _X_ *no.*

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

April 30, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

4

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$150,101	$7,240
Cash & Cash Equivalents	$150,019	$7,240
Accounts Receivable	$0	$0
Short-term Debt	$69,353	$56,957
Long-term Debt	$370,000	$0
Revenues/Sales	$48,082	$13,027
Cost of Goods Sold*	$20,513	$11,781
Taxes Paid	$0	$0
Net Income/(Net Loss)	($265,192)	($86,652)

*Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

<center>Phoebe, Inc.</center>



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

<center>**SPECIAL NOTICE TO FOREIGN INVESTORS**</center>

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY

OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C..i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i

THE OFFERING AND THE SECURITIES 1

    The Offering...1

    The Deal Page..1

    The Securities 2

COMMISSION AND FEES...6

    Other Compensation 6

RISK FACTORS 6

    Risks Related to the Company's Business and Industry 6

    Risks Related to the Offering 13

    Risks Related to the Securities...14

    Description of the Business 17

    Business Plan..17

    The Company's Products and/or Services 18

    Competition 18

    Customer Base 18

    Intellectual Property 19

    Governmental/Regulatory Approval and Compliance...19

    Litigation 19

USE OF PROCEEDS 20

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS 21

    Biographical Information..22

    Indemnification...23

CAPITALIZATION, DEBT AND OWNERSHIP 23

    Capitalization..23

    Outstanding Debt..28

    Ownership...28

FINANCIAL INFORMATION 29

    Cash and Cash Equivalents..29

    Liquidity and Capital Resources..29

    Capital Expenditures and Other Obligations 29

    Valuation 29

    Material Changes and Other Information 29

    Previous Offerings of Securities 29

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST................30

TAX MATTERS 30

LEGAL MATTERS 31

ADDITIONAL INFORMATION...32

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of **$25,000** (the "**Target Offering Amount**") and up to a maximum amount of **$1,235,000** (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Subscription Amount is **$250** and the Maximum Individual Subscription Amount is **$200,000**. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by **April 30, 2023** (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary** (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/phoebe (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than **$1,000,000** cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of **$12,000,000** ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

 (b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Company's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) **$12,000,000** divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to

3

elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020, 2021 and potentially happening into the future due to COVID-19, the Company's revenue has been adversely affected. In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

Specifically, at the time this Form C is prepared, we caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the future outbreak of COVID-19 and its variants. The risk of a pandemic, or public perception of the risk, could cause people to avoid public places and could cause temporary or long-term disruptions in the supply chains and/or delays in the delivery of products and services to our vendors, service providers and our customers. Such risks could also adversely affect our customers' financial condition, resulting in reduced spending on our services. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our vendors, service providers and customers that cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our vendors, service providers and customers.

The spread of SARS-COV2 and its future variants, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our and our customers' ability to access capital, which could in the future negatively affect our and our customers' access to financial resources. In addition, a recession or market correction resulting from the spread of COVID-19 and other global crises could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory regimes under which we operate, the effectiveness of actions taken in the United States and other countries to contain and treat the disease and whether the United States and additional countries are required to move to complete lockdown status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar

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devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our potential members and customers will require a high degree of reliability in the delivery of our services, and if we cannot meet their expectations for any reason, demand for our products and services will suffer.

Our success depends in large part on our ability to assure generally error-free services, uninterrupted operation of our network and software infrastructure, and a satisfactory experience for our end users when they use Internet-based communications services. To achieve these objectives, we depend on the quality, performance and scalability of our products and services, the responsiveness of our technical support and the capacity, reliability and security of our network operations. We also depend on third parties over which we have no control. For example, our ability to serve our members is based solely on our network access agreement with one service provider and on that service provider's ability to provide reliable Internet access. Due to the high level of performance required for critical communications traffic, any failure to deliver a satisfactory experience to end users, whether or not caused by our own failures could reduce demand for our products and services.

Our future growth depends significantly on our marketing efforts, and if our marketing efforts are not successful, our business and results of operations will be harmed.

We have dedicated and intend to continue to dedicate significant resources to marketing efforts. Our ability to attract customers depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products and services. Our marketing channels include, but are not limited to, social media, traditional media such as the press, online affiliations, search engine optimization, and search engine marketing.

While our goal remains to increase the strength, recognition and trust in our brand by increasing our customer base and expanding our products and services, if any of our current marketing channels becomes less effective, if we are unable to continue to use any of these channels, if the cost of using these channels was to significantly increase or if we are not successful in generating new channels, we may not be able to attract new customers in a cost-effective manner or increase the platform activity of our customers. If we are unable to recover our marketing costs through increases in the size, value or overall number of refinancings we originate, or other product selection and utilization, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

There is no assurance that our revenue and business model will be successful.

We are continually refining our revenue and business model, which is premised on creating a virtuous cycle for our customers to engage in more products across our platform. There is no assurance that these efforts will be successful or that we will generate revenues commensurate with our efforts and expectations or become profitable. We may be forced to make significant changes to our revenue and business model to compete with our competitors' offerings, and even if such changes are undertaken, there is no guarantee that they will be successful.

Our results of operations and future prospects depend on our ability to retain existing, and attract new, customers. We face intense and increasing competition and, if we do not compete effectively, our competitive positioning and our operating results will be harmed.

We operate in a rapidly changing and highly competitive industry, and our results of operations and future prospects depend on, among others:

- the continued growth of our customer base;

- our ability to monetize our customer base, including through the use of additional products by our existing customers;

- our ability to acquire customers at a lower cost; and

- our ability to increase the overall value to us of each of our customers while they remain on our platform.

We expect our competition to continue to increase, as there are generally no substantial barriers to entry to the markets we serve. In addition to established enterprises, we may also face competition from other early-stage companies attempting to capitalize on the same, or similar, opportunities as we are. Some of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and a larger customer base than we do. This allows them, among others, to potentially offer more competitive pricing or other terms or features, a broader range of products and services, or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in customer preferences. Our existing or future competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. This could attract new customers away from our services and reduce our market share in the future. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share, these competitors sometimes undercut, or otherwise exert pressure on, the pricing terms prevalent in that market, which could adversely affect our market share and/or ability to capitalize on new market opportunities.

Distribution and marketing of, and access to, our products depends, in significant part, on a variety of third-party publishers and platforms. If these third parties limit, prohibit or otherwise interfere with or change the terms of the distribution, use or marketing of our products in any material way, it could materially adversely affect our business, financial condition and results of operations.

We market and distribute our products (including related mobile applications) through a variety of third-party publishers and distribution channels. Our ability to market our brand on any given property or channel is subject to the policies of the relevant third party. There is no guarantee that mobile device users will use our products rather than competing products. We are dependent on the interoperability of our products with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the Android and iOS operating systems. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, handset manufacturers, or mobile carriers, or in their terms of service or policies that degrade our products' functionality, reduce or eliminate our ability to update or distribute our products, give preferential treatment to competitive products, limit our ability to deliver, target, or measure the effectiveness of ads, or charge fees related to the distribution of our products or our delivery of ads could materially adversely affect the usage of our products on mobile devices. For example, the release of iOS 14 brought with it a number of new changes, including the need for app users to opt in before their identifier for advertisers ("IDFA") can be accessed by an app. Apple's IDFA is a string of numbers and letters assigned to Apple devices which advertisers use to identify app users to deliver personalized and targeted advertising. App users' opt-in rates to grant IDFA access has been approximately 25% based on various reports. As a consequence, the ability of advertisers to accurately target and measure their advertising campaigns at the user level has become significantly more limited and app developers have experienced increased costs per registration.

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Further, certain publishers and channels have, from time to time, limited or prohibited advertisements for certain products for a variety of reasons, including as a result of poor behavior by other industry participants. There is no assurance that we will not be limited or prohibited from using certain current or prospective marketing channels in the future. If this were to happen in the case of a significant marketing channel and/or for a significant period of time, our business, financial condition and results of operations could be materially adversely affected.

Finally, many users have historically registered for (and logged into) applications such as ours through their Facebook profiles or their Apple IDs. While we have other methods that allow users to register for (and log into) our products, no assurances can be provided that users will use these other methods. Facebook and Apple have broad discretion to change their terms and conditions in ways that could limit, eliminate or otherwise interfere with our ability to use Facebook or Apple as a registration method or to allow Facebook or Apple to use such data to gain a competitive advantage. If Facebook or Apple did so, our business, financial condition and results of operations could be materially adversely affected. Additionally, if security on Facebook or Apple is compromised, if our users are locked out from their accounts on Facebook or Apple or if Facebook or Apple experiences an outage, our users may be unable to access our products. As a result, user growth and engagement on our service could be materially adversely affected, even if for a temporary period. We also rely on Facebook for targeted advertisement and performance marketing. In the event that we are no longer able to conduct targeted advertisement and performance marketing through Facebook, our user acquisition and revenue stream may be materially adversely affected. Any of these events could materially adversely affect our business, financial condition and results of operations.

Access to our products depends on mobile app stores and other third parties such as data center service providers, as well as third party payment aggregators, computer systems, internet transit providers and other communications systems and service providers. If third parties such as the Apple App Store or Google Play Store adopt and enforce policies that limit, prohibit or eliminate our ability to distribute or update our applications through their stores, it could materially adversely affect our business, financial condition and results of operations.

Our products depend on mobile app stores and other third parties such as data center service providers, as well as third party payment aggregators, computer systems, internet transit providers and other communications systems and service providers. Our mobile applications will be almost exclusively accessed through and depend on the Apple App Store and the Google Play Store. While our mobile applications will be generally free to download from these stores, we may offer our users the opportunity to purchase subscriptions and certain à la carte features through these applications. We determine the prices at which these subscriptions and features are sold. Purchases of these subscriptions and features via our mobile applications will be mainly processed through the in-app payment systems provided by Apple and Google. We will pay Apple and Google, as applicable, a meaningful share (which may be 30% or more) of the revenue we receive from transactions processed through in-app payment systems.

Both Apple and Google have broad discretion to make changes to their operating systems or payment services or change the manner in which their mobile operating systems function and their respective terms and conditions applicable to the distribution of our applications, including the amount of, and requirement to pay, certain fees associated with purchases required to be facilitated by Apple and Google through our applications, and to interpret their respective terms and conditions in ways that may limit, eliminate or otherwise interfere with our products, our ability to distribute our applications through their stores, our ability to update our applications, including to make bug fixes or other feature updates or upgrades, the features we provide, the manner in which we market our in-app products, our ability to access native functionality or other aspects of mobile devices, and our ability to access information about our users that they collect. To the extent either or both of them do so, our business, financial condition and results of operations could be materially adversely affected.

Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We must regularly review metrics to evaluate growth trends, measure our performance, and make strategic decisions. These metrics may be calculated using internal company data and data received from independent third parties. While we anticipate that these metrics will be based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there will be inherent challenges in measuring how our products are used across large populations. Our user metrics may also be affected by technology on certain mobile devices that automatically runs in the background of our application when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such account. The methodologies used to measure these metrics will require significant judgment and are also susceptible to algorithm or other technical errors. In addition, as we seek to improve our estimates of our user base, such estimates may change due to improvements or changes in our methodology.

Errors or inaccuracies in our metrics or data could also result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies. We plan to continually seek to address technical issues in our ability to record such data and improve our accuracy but given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect these issues to continue. If our partners do not perceive our user, geographic, or other demographic metrics to be accurate representations of our user base, or if we discover material inaccuracies in our user, geographic, or other demographic metrics, our reputation may be materially adversely impacted.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will continue to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Phoebe, Inc. is a membership-based virtual platform that provides a safety net of support for pregnancy to postpartum and the return to work.

The Company conducts business in New York and sells products and services through the internet throughout the United States, Europe, Canada and in Great Britain. The Company is registered as a foreign corporation in New York State under the fictitious name "Phoebe Group". The Company also conducts business through a foreign subsidiary, Afterthird Ltd., a United Kingdom Limited Company, which was formed March 25, 2020.

Business Plan

We are a B2B2C company. Companies sign up for a benefit like Phoebe because they are facing a couple of problems:

1) They are not retaining women long enough to promote them into leadership positions. They are losing female talent before that talent gets into that pipeline. This talent is leaving the company or leaving their career trajectory because of motherhood and companies know this.

2) They need to support women and parents because that allows them to have a better brand in the talent market and therefore to attract and retain more talent. Companies have been competing for talent using benefits for a while now. Benefits for parents and women are at the forefront in this competition for talent.

The Company's Products and/or Services

Product / Service	Description	Current Market
Pregnant to New Parent Support	16-32 weeks of support from pregnancy/expecting through new parenting. Phoebe empowers women and families with the tools, wisdom and support to navigate the end of pregnancy into postpartum. Our app offers over 170 evidence-based, educational videos and downloadables, support and mentorship with 1:1 consults with experts, vetted referrals, and community through peer groups matched by due date and industry.	Employers in the Fortune 100 and V20 law firms. Parents.
Life & Work Integration Coaching	An 8-week program for new parents that is tactical while promoting emotional resilience. Members are matched in small groups of 6-8 with other peers in their industry and with children of similar ages. Over 8 weeks their coach guides them through curated group sessions, in 1:1 coaching and with our proprietary content. We have a 95% success rate of helping high achieving women return to work and stay successfully.	Employers in the Fortune 100 and V20 law firms. Parents.

Competition

The markets in which our products are sold are competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In the direct-to-consumer space we compete with mostly small, independent providers and mom groups. There are no large competitors in the direct-to-consumer space other than other start-ups including Loom, Robin, and TinyHood. There are several large competitors in the direct to employer space such as Maven and Cleo. However, both are considered an on-ramp to telehealth and benefits platforms. They are not proprietary programs like Phoebe that were designed from the ground up to prevent PMADS and decrease isolation through community peer groups. Phoebe also specifically focuses on industries like law, consulting, banking, and finance where there are not enough women.

Customer Base

The Company primarily sells its programs to corporate clients, such as law firms, consultancies, private equity firms, banks, and asset managers, as a benefit to their employees. Over 90% of the Company's annual revenue is from corporate clients. The remaining customers are individuals paying out of pocket for a membership.

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Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event our current third-party vendors are unable to provide services or any issues arise with our current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to our business, although it could cause short-term limitations.

Intellectual Property

The Company has no federal or state trademark registrations (or applications) and no patents (or patent applications) with the United States Patent and Trademark Office or with any international government agency. The Company's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$74,100
New Product Marketing	0%	$0	20%	$247,000
Research and Development	60%	$15,000	15%	$185,250
New Hires	0%	$0	54%	$666,900
General Working Capital	34%	$8,500	5%	$61,750
Total	**100%**	**$25,000**	**100%**	**$1,235,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

New Product Marketing - We are planning on using the capital from this Offering to market the product directly to businesses, B2B sales. This money will go towards informing, educating, nurturing, and selling our services to employers. This money will also go towards paying creators to make content around the app and what it does, as well as paying for direct marketing on various platforms like the app store, google, or Facebook. The marketing budget will be used to grow brand awareness and increase the general population's understanding of the Official platform.

New Hires – We plan to make new hires, adding to our team to support our pregnant to new parent and life & work coaching offerings. This includes adding new program managers and client care advisors. Additionally, we will expand our product team with a content manager and a Chief Technology Officer. We are planning to continue to hire as well as increase the salaries of the current team members in order to help grow and retain top talent.

Research and Development –We realize that in order to be a tech company that supports employee wellbeing through life's greatest transitions you need to invest in the right technology and programs. Much of this will go towards the creation of programs, internal dashboards, as well as improvements to our app. This is expensive work and will take capital to make sure we do it correctly and in such a way that can scale over time.

General Working Capital – We pay external coaches that have contracts with us to provide services to our members. Money would also be used to pay for technology upgrades such as new computers and recording equipment.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Emily Klingbeil	Co-Founder, Chief Executive Officer and Director	Phoebe, Inc., Chief Executive Officer and Director, June 2018 to Present Responsibilities: Fundraising, Business Development, Head of Sales, Product Development, Responsibilities of a Chief Financial Officer	B.A., Economics and Spanish, Wheaton College 2001 MBA, Harvard Business School 2009
Karolina Belwal	Co-Founder, Chief Product Officer, Chief Operating Officer and Director	Phoebe, Inc., Chief Product Officer, Chief Operating Officer and Director, April 2021 to Present Responsibilities: Operations, Product Development, Security and Compliance OneHatched, Co (AfterThird), Founder and Senior Director, Strategy and Planning, January 2019 to March 2021 Responsibilities: Operating, Product Development, Security and Compliance, Technology	B.A., Economics and Government, William & Mary 2006 MBA, University of Michigan 2011
Celina May	Director of Product	Phoebe, Inc., Director of Product, April 2021 to Present Responsibilities: Lead member care advisor, day to day management of care experts, customer success and continuity, content creation, supports app developers on updates and best practices, Phoebe Inc., Social Media Manager, December 2020 to April 2021 Responsibilities: Managed social media strategy, content creation and advertising, analytics, collaboration, trends, and influencer marketing; community and reputation management Pearl River Mart NYC LLC, Interim Store Manager & Buyer, February 2021 to April 2021	Barnard College of Columbia University, Bachelor of Arts in English 2009

		Responsibilities: Oversaw store operations, managed inventory, sourced products, and drove sales. Lower East Side Tenement Museum, Associate Director of Retail Operations & Proprietary Goods Buyer, May 2016 to December 2020 Responsibilities: Managed museum store operations, developed product lines, sources vendors, and managed inventory.	
Dr. Lucy Hutner	Chief Medical Advisor	Phoebe, Inc., Chief Medical Advisor, June 2018 to Present Responsibilities: Oversight of care model and delivery, and evidence-based content creation	Harvard University, Psychiatry Residency, 2007 University of California San Francisco, MD Medicine 2003 Wesleyan University, BA, Biology 1992

Biographical Information

Emily Klingbeil – In 2019, Ms. Klingbeil co-founded Phoebe, Inc., where she serves as its Chief Executive Officer and serves on its Board of Directors. Ms. Klingbeil has had a 17-year career working in global finance, investment banking, and entrepreneurship. Her expertise in finance is wide ranging from M&A, to equity research and investor relations. From 2001 to 2003, she worked in investment banking at Lehman Brothers. From 2003 to 2007, she was the Manager of Investor Relations for FEMSA, the largest Coca-Cola bottler in the world. In this role she traveled across the globe meeting with investment firms, foundations and hedge funds while representing the company's $20 billion market cap. From 2009 to 2012, she was a senior research analyst at Credit Suisse where she had responsibility for the coverage of North America beauty and beverage stocks. Prior to co-founding Phoebe, she co-founded Emana Partners, where she co-led a billion dollar cross border merger in the beverage industry. She has an MBA from Harvard Business School where she graduated with Distinction and a B.A. in Economics and Spanish from Wheaton College.

Karolina Belwal – In 2019, Ms. Belwal, founded AfterThird, and subsequently joined Phoebe, Inc. as its co-founder in 2021, where she serves as its Chief Operating Officer and Chief Product Officer. Ms. Belwal is a strategist and innovator who has excelled in driving innovation in both Corporate and Startup environments. She has built digital platforms and products and run global product and technology organizations. From 2006 to 2008, she was a Senior Consultant and Product Specialist at IBM. From 2009 to 2015 she was a strategist and consultant at JP Morgan, American Express, and Booz & Company. From 2015 to 2019, she worked as Head of Global HR and People Operations at S&P Global. She has also served on the Board of Advisors to We and AI. She has an MBA from the University of Michigan Ross School of Business and a B.A. in Economics and Government from William & Mary.

Celina May - Celina has a background in product management and brand building. From 2016 to 2020, she acted as Associate Director of Retail Operations at the Lower East Side Tenement Museum, spearheading all proprietary goods design and execution. She identified growth opportunities, working within development timelines to meet on-shelf target dates and institutional rollouts. After having experienced Phoebe's platform first as a member in 2020, Celina joined the Phoebe team in 2021. As the Director of the Pregnancy to Postpartum program, she onboards clients and sets program expectations. Working closely with a team of contractors, Celina coordinates daily operations to ensure maximum productivity and efficiency. She has a B.A. from Barnard College in English Literature.

Dr. Lucy Hutner - Lucy Hutner, M.D., co-founder of Phoebe and reproductive psychiatrist, Dr. Hutner is an internationally recognized expert in women's mental health. MD from UCSF, residency at Harvard, fellowship at Columbia. Leader in the emerging medical specialty of reproductive psychiatry. On the team that created the first comprehensive reproductive psychiatry program at Columbia. On the national task force that created the first standardized digital curriculum in women's mental health in medicine. Co-editor of the first comprehensive textbook in reproductive psychiatry.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 12,000,000 shares of common stock of which 2,013,338 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 2,013,338 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	2,013,338
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of the Company's Common Stock have the power to elect the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Options to Purchase Common Stock*
Amount outstanding	7,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	.36%

*All awards have been issued under the Company's 2018 Equity Incentive Plan (the "Plan"). There are 50,000 Common Shares authorized for issuance under the Plan.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$320,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	All capitalized terms used below have the meanings as set forth in the SAFEs. The "Post-Money Valuation Cap" is $13,000,000.00.

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of this Safe) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences). |

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.46%*

*Assumes a conversion at the Valuation Cap.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$150,000.00
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	All capitalized terms used below have the meanings as set forth in the SAFEs. The "Pre-Money Valuation Cap" is $12,000,000.00. The "Discount Rate" is 80%. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.25%*

*Assumes a conversion at the Valuation Cap.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Founder Loan
Creditor	Emily Klingbeil
Amount Outstanding	$69,473.00
Interest Rate and Amortization Schedule	0%
Description of Collateral	None
Other Material Terms	N/A
Maturity Date	None

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Emily Klingbeil	1,092,500	54.26%
Karolina Belwal	820,838	40.77%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of February 28, 2023, the Company had an aggregate of $148,592 in cash and cash equivalents, leaving the Company with approximately 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

There are no material changes or other information to report as of the date hereof.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$320,000	4	Working capital and technology improvements	10/25/2021 through 4/18/2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$150,000	2	Working capital and technology improvements	5/5/2021 and 10/25/2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Emily Klingbeil, Co-Founder, CEO, Director and the majority stockholder of the Company, has loaned $69,473.00 from August 31, 2020 through January 11, 2021 to the Company with no interest or maturity date; however, such loan is due on demand.

During the period ending December 31, 2021, the Company entered into numerous SAFE agreements (Simple Agreements for Future Equity) totaling $150,000 with founders, Emily Klingbeil and Karolina Belwal. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $12,000,000.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE,

OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://hiphoebe.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Emily Klingbeil
_____
(Signature)

Emily Klingbeil
_____
(Name)

Chief Executive Officer and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Emily Klingbeil
_____
(Signature)

Emily Klingbeil
_____
(Name)

Chief Executive Officer and Director
_____
(Title)

March 3, 2023
_____
(Date)

/s/ Karolina Belwal
_____
(Signature)

Karolina Belwal
_____
(Name)

Chief Product Officer, Chief Operating Officer and Director
_____
(Title)

March 3, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Phoebe, Inc. (the "Company") a Delaware Corporation and Subsidiary

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Phoebe, Inc.

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 24, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	150,019	7,240
Total Current Assets	150,019	7,240
Non-Current Assets		
Goodwill	82	-
Total Non-Current Assets	82	-
TOTAL ASSETS	150,101	7,240
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Short Term Debt - Related Party	69,353	56,957
Total Current Liabilities	69,353	56,957
TOTAL LIABILITIES	69,353	56,957
EQUITY		
Future Equity Obligations - Related Parties	150,000	-
Future Equity Obligations	220,000	-
Common Stock	201	119
Additional Paid in Capital	113,203	87,627
Accumulated Deficit	(402,656)	(137,464)
Total Equity	80,748	(49,717)
TOTAL LIABILITIES AND EQUITY	150,101	7,240

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	48,082	13,027
Cost of Revenue	20,513	11,781
Gross Profit	27,569	1,246
Operating Expenses		
Advertising and Marketing	949	5,528
General and Administrative	249,111	82,370
Research and Development	42,701	-
Total Operating Expenses	292,761	87,898
Operating Income (loss)	(265,192)	(86,652)
Earnings Before Income Taxes	(265,192)	(86,652)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(265,192)	(86,652)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(265,192)	(86,652)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(265,192)	(86,652)
FINANCING ACTIVITIES		
Notes Payable - Related Party	12,396	52,821
Future Equity Obligations - Related Parties	150,000	-
Future Equity Obligations	220,000	-
Paid-in Capital	25,575	29,614
Net Cash provided by (used in) Financing Activities	407,971	82,435
Cash at the beginning of period	7,240	11,457
Net Cash increase (decrease) for period	142,779	(4,217)
Cash at end of period	150,019	7,240

Statement of Changes in Shareholder Equity

	Common Stock		Future Equity Obligations	APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount				
Beginning Balance at 1/1/2020	1,192,500	119	-	58,013	(50,811)	7,321
Paid-in Capital	-	-	-	29,614	-	29,614
Net Income (Loss)	-	-	-	-	(86,652)	(86,652)
Ending Balance 12/31/2020	1,192,500	119	-	87,627	(137,464)	(49,717)
Issuance of Common Stock	820,838	82	-	-	-	82
Paid-in Capital	-	-	-	25,575	-	25,575
Issuance of Future Equity Obligations to Related Parties	-	-	150,000	-	-	150,000
Issuance of Future Equity Obligations to Third Parties	-	-	220,000	-	-	220,000
Net Income (Loss)	-	-	-	-	(265,192)	(265,192)
Ending Balance 12/31/2021	1,192,500	201	370,000	113,203	(402,656)	80,748

Phoebe, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Phoebe, Inc. ("the Company") was formed in Delaware on June 27th, 2018. The Company provides support for women and families as they experience pregnancy/expecting through the return to work. Through its proprietary app, the Company gives members access to high quality content, experts, mentorship, and community with peers. The Company has developed two proprietary programs: Pregnant to New Parent and Life & Work Coaching. The Company's headquarters are in New York, NY. The Company began operations in 2018.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly owned subsidiary, OneHatched a Delaware entity acquired in August of 2021. All significant intercompany transactions are eliminated.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly owned subsidiary, Afterthird, Ltd an entity operating out of the United Kingdom that was incorporated on March 25th, 2020. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2021 and 2020, the Company reported approximately $13,600 and $3,754, respectively, in earnings/(losses) from foreign subsidiaries. Dividends received from foreign subsidiaries amounted to $0 for 2021. Net assets of foreign operations were approximately $21,708 as of December 31st, 2021. The Company transacts entirely in USD as of December 31st, 2021.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription service to women and families as they experience pregnancy/expecting through the return to work. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period and revenue is recognized over the life of the subscription as performance obligations are satisfied. Management assessed the potential for the recognition of deferred revenue in 2020 and 2021 and determined that all funds received were for services in which the performance obligations had been met.

Concentration of Revenue

The Company generated 34% or approximately $16,348 and 20% or approximately $9,616 of its revenue from two customers in 2021. In 2022, the company increased from three corporate customers to eleven and revenues are now more balanced and less concentrated.

Business Acquisition

On August 24th, 2021, the Company completed the acquisition of OneHatched Co. d/b/a "After Third", a Delaware corporation, which included its foreign subsidiary Afterthird Ltd, a United Kingdom Limited Company in exchange for 820,838 common shares at a par value of $0.0001 for a total fair value of $82. The fair value of the consideration is an estimate based on the par value of the Company of $0.0001 multiplied by the total shares exchanged of 820,838 resulting in consideration totaling approximately $82. The Company had partnered with OneHatched Co. in the past when developing the Company's platform. The Company acquired OneHatched Co. with hopes of expanding its business and brand by bringing in new talent, customer databases, and improved customer acquisition strategies.

The following table summarizes the provisional purchase price allocation based on the estimated fair value of net assets acquired and liabilities assumed at the date of acquisition, which are subject to change within a measurement period of up to one year from the acquisition date pursuant to ASC 805.

Assets:	
Goodwill	$82
Total assets:	$82
Liabilities:	
Total Liabilities:	-
Total Purchase Price	$82

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2020	7,500	$0.50
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2020	7,500	$0.50
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	7,500	$0.50
Options exercisable, December 31, 2021	7,500	$0.50

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020	5,313	$-
Granted	-	$-
Vested	(3,750)	$-
Forfeited	-	$-
Nonvested options, December 31, 2020	1,563	$-
Granted	-	$-
Vested	(1,563)	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	-	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, New York, North Carolina, Pennsylvania, and the United Kingdom. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had advances from founders resulting in a balance of $69,473 as of December 31st, 2021. These advances accrue no interest and are due on demand.

During the period ending December 31st, 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) totaling $150,000 with founders. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $12M.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

**Debt Principal Maturities 5 Years
Subsequent to 2021**

Year	Amount
2022	$69,473
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 12,000,000 common shares with a par value of $0.0001 per share. 2,013,338 shares were issued and outstanding as of December 31st, 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of

Directors.

During the period ending December 31, 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event with no discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $13M.

See Note 3 – Related Party Transactions for details of SAFE agreements issued to related parties.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 24, 2023, the date these financial statements were available to be issued.

In 2022, the Company entered into a SAFE agreement totaling $100,000 with a third party. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event with no discount. The agreement is subject to a valuation cap. The valuation cap of the agreement entered into is $13M.

The Company granted 15,000 common shares that have 12 month vesting periods.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT B

Form of Security

Phoebe, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[   ] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], **Phoebe, Inc.**, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $12,000,000.

See Section 2 for certain additional defined terms.

1.   ***Events***

(a)   **Equity Financing**.

(i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined

- 1 -

below).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value **$0.0001** per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than **$1,000,000** cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer (**"KYC"**) and anti-money laundering (**"AML"**) policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of **Delaware**, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be **New York, New York**. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Phoebe, Inc.

By:
Name: Emily Klingbeil
Title: Chief Executive Officer
Address: 555 West 59th Street, Apt 17B, New York, NY, United States 10019
Email: emily@hiphoebe.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2023 issued by Phoebe, Inc. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Phoebe, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information ("**PII**") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Emily Pollack, President

Date:

COMPANY:

Phoebe, Inc.

By:

Name: Emily Klingbeil, Chief Executive Officer

Date:

EXHIBIT C

As a doula, knowing your baby is the size of a grapefruit.

A 30 -min consult with a therapist I'll never speak to again.

Checking a box about my mood or downloading 1,000 videos about infant sleep. NO thanks.

We had all of this when we became mothers but it didn't reduce our anxiety, it didn't prevent postpartum depression, and it didn't help us return to work successfully, and it wasn't meaningful.

Phoebe is different. Phoebe was created by women - women who are successful professionals AND mothers.

Hi, I'm Emily. Hi, I'm Karolina, and we created Phoebe to be the space that we wish we had as we became parents. Pregnancy and postpartum aren't "one size fits all" and neither are we. We meet you right where you are.

We go on the journey with you to help you reach your personal and professional goals one step at a time.

Phoebe combines the power of an incredible group experience with top experts, curated content, individualized support, and when we say we look out for you - we really mean it.

Right now we offer two different programs. Support from pregnancy through postpartum and life and work coaching for mothers.

When you sign up for Phoebe you are placed in a group of women like you who are at a similar stage, you have access to a community guide who stays with you throughout your program, who gets to know you and your unique needs.

You'll have a team of the best experts who go on the journey with you. From birth and postpartum doulas, infant care and sleep experts, lactation consultants, mental health counselors, career coaches and more - your experts are here for you. They are available to you when you need them. Phoebe experts conduct 1:1 consultations, host live virtual Q&As, and are also available as resources through Phoebe's extensive on-demand video library.

At Phoebe, we bring it all together. This is your roadmap, this is your safety net, this is your support system, and this your community. Here we honor that every parent's experience is different, so we adjust to what you need as you go along.

And we do this as a team because no one should feel alone when they become a mother. So you don't find yourself on google at 3 in the morning or you don't feel like you have to read every childcare book before you know what your challenges will be.

So join us in your journey. You are already strong. But for this story, you need we.

Intro Video Script - Phoebe

We know. You hustled. You landed that career. You didn't take no for an answer. You are independent. And you are strong. It's hard when what you've worked for your whole life just doesn't fit who you are becoming.

Motherhood. The headlines can scare you. It doesn't just change your life - it changes you. It transforms you. You will never again be the person you were.

You start to question your identity. The essence of who you are. A lot falls away. But little by little you can feel it in your soul. A compass, a new voice, a new kind of strength. One that's connected, not separate.

Phoebe. Her name represents Titan of the Moon. Her strength comes from being female, not despite it. We give birth in a broken world, Phoebe seals the cracks.

Hi, I'm Emily. We started Phoebe because life is full of change. And one of the biggest changes is when we become a mother.

Joining Phoebe means better support, real and meaningful connection, curated information - so you can find your own wisdom, and a framework for understanding that we change as much on the outside as we do on the inside.

We wanted to bring it all together. So you're not googling at 3 in the morning, trying to find the answers when sometimes you don't even know what you need. Everyone's experience is different so we adjust to what you need as we go along. And we do this as a team because no one should become a parent alone.

You are already strong but for this journey you need we.

I am Phoebe I am Alita. I am Phoebe I am Emily. I am Phoebe, I am Gung Sudankakatakarn. I am Phoebe. I am Phoebe, I am Jackie. I am Phoebe [all former members].

Join us. Be a Titan.

Speaker 1:   Hi, my name is Greg. I'm the father to Olympia, and my wife Selena, joined Phoebe just over two years ago. If New Parenthood is alienating under normal circumstances, having a child during the pandemic was doubly so. My, uh, wife and I naively thought the delivery would be the most difficult experience of the entire process. But all of a sudden, we were discharged and returned home with a, uh, child. We barely knew. <laugh> had [00:00:30] only a loose idea of how to take care of, uh, with absolutely no parental support, uh, or in-person family visits. Um, even pediatrician visits were rushed, uh, conducted through masks. So when my daughter dropped off her growth curve around the three month mark, uh, Phoebe introduced us to a lactation consultant, uh, very quickly. Within only a few hours, uh, we were able to get some virtual support. Uh, it was super helpful.

Speaker 1:   Uh, she even lent [00:01:00] us a scale to weigh Olympia before and, and after feedings, and was able to help us diagnose the issue. And by our next appointment, Olympia, uh, was back on track, uh, you know, right where she needed to be. Phoebe isn't just support for moms, though. I attended a, a very helpful partner session when my wife was still pregnant. Um, it, it was great learning how to communicate more effectively, um, and kindly <laugh>, uh, before we both were inevitably, [00:01:30] uh, becoming sleep deprived. Um, in the course of her membership, Selena was able to meet with a postpartum doula, uh, a physical therapist, even a sleep consultant. And I, I know that you've loved having a community of new mothers. Uh, when I returned to work after a few weeks of paternity leave, I know that she leaned on them heavily, and it was an amazing way for her to make friends with moms all over the world, um, who were sitting at home, uh, with their babies. Uh, she's still in touch with a lot [00:02:00] of them, uh, even though our daughter just too two years old. So, thank you, Phoebe.

Speaker 1 ([00:00](#)):

So when we first joined Phoebe, I was not super excited or into it, probably because it was in my third trimester and I was feeling really terrible. Um, however, the closer it got to my due date, the more I began to appreciate and recognize the value of connecting with other women who are also approaching their due dates. So that was my first experience in benefiting from Phoebe directly. Um, but little did I know what was to come. Um, I had a difficult delivery and shortly thereafter had, uh, my son, it was June of 2020 and I had really terrible postpartum. And this was right in the beginning of Covid. And I had a really difficult time getting any help, uh, accessed my, you know, my primary care, my ob uh, through my insurance, et cetera, et cetera, and was not able to get any help.

([00:59](#)):

It was actually through the Phoebe network of experts that I was able to get an actual licensed therapist who was available and present and could help me. Um, so that was a, a, a real giant benefit. Um, and then, uh, in addition to that, I was also able to benefit from a lactation consultant who was, uh, just, I can't express how grateful I am, uh, for her, um, to be able to, to help me during that time. Um, uh, and also having a postpartum doula, um, working with her. She was actually there prior to me giving birth was, uh, available and then very much so during my fourth trimester. Um, so overall, like I said, accessing the, you know, the, the network of experts, but also being able to interact and build relationships with the other moms, um, you know, that combination was wildly beneficial and I will forever be grateful and indebted to Phoebe and all that it provided to me and to my family.

Speaker 1 (00:01):

I had joined Phoebe through the Morgan Stanley pilot in the summer of 2020 in anticipation of my firstborn joining our family. My daughter Ali, was born in September. From the start, she struggled with feeding and weight gain, and Phoebe connected us to a lactation consultant who tried to help when it was clear that there was something deeper going on. We threat went through a number of medical tests and Allie was hospitalized for swallowing difficulties and aspiration risk. Throughout our month in the hospital with multitudes of tests and a couple of surgical procedures, both Emily and our Phoebe postpartum doula, Alex would check in with me periodically to see how we were doing and ask if there was anything they could do to help, and it gave me a lot of comfort in a very stressful time. Three weeks after Allie was discharged from the hospital, we got a call which gave us the answer to why Allie was having these difficulties through genetic testing.

(00:58):

She was diagnosed with Cri-du-chat syndrome, a rare genetic disorder impacting only one in 50,000 babies a year that causes severe motor and intellectual disability and is associated with a variety of physical ailments. We were devastated for our baby girl. Alex happened to touch base within the week of our receiving Ali's diagnosis. She called me both providing a warm coaching session to step through the grief, but interestingly enough, also calling to offer to connect me with her friend whose son also has Cri-du-chat. I spoke to her friend, a truly warm and strong mom about her experience in raising a child with Cri-du-chat, and in those early days, that conversation was one of the few things that gave me comfort and hope. While my experience with Phoebe was not the typical one that most first time parents would or should have, I cannot say enough amazing things about the support and sense of community that Phoebe provided me through my tough introduction to motherhood, however, atypical of an experience that was Phoebe was there for me in my unique situation. And as my daughter grows and thrives through therapy and love, I will always be grateful for to Phoebe for that support in the first year, and thankful that I had said yes when Allison Bronner asked me if I wanted to be a part of the Phoebe pilot for Morgan Stanley.

EXHIBIT D

Testing the Waters Communications

 

Company Name	Phoebe
Logo	
Headline	Work-Life coaching and mentorship for working parents—when they need it most

Slides

An inclusive platform that delivers results for employee wellbeing and employer bottom line.






Sneha Gazi, PT, DPT
Physical Therapist & Pelvic Health Specialist

Our Program
An Introduction





Our Purpose
Why we founded Phoebe



Tags   Women Founders, B2C, Crowd SAFE, Mental Wellness, Healthtech, Companies

Pitch text

Summary

- Addresses the critical risk factors for burnout and career off-ramping
- Clients include employers in the Fortune 100 and V20 law firms
- Successfully piloted with Morgan Stanley US, expanding into Europe
- Payback of up to 3x for employer and industry leading NPS from users
- $2.5M ARR potential with employers already under contract/pilot
- Second-time founder; Harvard Business School MBA
- Top tier VC backers; currently cash flow breakeven

Problem

The transition to parenthood is a massive time of disruption

There are significant gaps between what our health system and employers provide and what families actually need; the implications are staggering.

Parents are burnt out, and women bear the most significant impact on their personal and professional lives.

—

The transition disproportionately affects women.

Burnout Amongst Parents



68% of women   **42% of men**

Females were more likely than males to have parental burnout. Sixty-eight percent (68%) of females reported burnout verses 42% of males according to a study by the Ohio State University

Pregnancy and parenting-related issues represent 38% of life's most disorienting and destabilizing stressors.

—

Equity at the workplace is still far from resolved.

Exits



4 out of 10

Companies in the US lose 4 of every 10 women who go on maternity leave



7 out of 10

<30% of first-time UK mothers return to full-time work within 3 years of maternity leave.

—

The gender pay gap is primarily due to motherhood and the challenges women experience in the workplace because of it.



Breaking down the gender pay gap in the US

-54%

White	White	BIPOC	Mother	Black	Latina
$1	81c	75c	69c	54c	46c

—

It is a time of higher risk of physical and mental health complications.

1 IN 4	**2X**	**60%**
Women will experience postpartum depression	a woman's likelihood of experiencing depression relative to a man's	Of college students are women

—

Extending maternity leave alone does not work. It often results in one parent leaving the workforce entirely.

Female career exit rates exacerbate the talent pipeline problem that employers face

Women as a % of



85% of women have children. ¼ experience postpartum depression. Most will be the primary caregiver in their household.

This is not a US-only problem. <30% of first-time UK mothers return to full-time work within 3 years of maternity leave. In the UK, women have one year of maternity leave.

Employers need to retain mothers, and that means parents. Today, women account for 60% of college students, and 86% of women ages 40-44 are mothers.

Though working women in the US are waiting longer to have children, they are more likely to have children than women a decade ago.

—
Employers are looking to expand health benefits, and retain talent while managing costs.

1. With record numbers of employees leaving their jobs, the "Great Attrition" is putting pressure on employers and raising their awareness of the importance of employee health benefits.
2. Talent acquisition and retention efforts are increasingly important. And focused on work-life balance.

Health benefits can help employers attract and retain employees

Multiple large-scale surveys have found compelling evidence that employee attrition is at record levels.

Forty percent of employees who responded to a 2021 McKinsey survey said they are at least somewhat likely to quit their jobs in the next three to six months. Among those who are at least "somewhat likely" to quit in that time period, more than 60 percent said that they would leave without a job in hand.

Compared with before the pandemic, the proportion of employers reporting that benefits are "very important" in talent management increased 11 percentage points.

Attrition is at record levels …
Likelihood that employees will leave their current job in next 3 to 6 months,[1] % of employee respondents
Somewhat likely
22
Likely
9
40% of employees stated that they are at least somewhat likely to leave their current job in the next 3 to 6 months
Very likely
5
Almost certainly
4
Not at all likely
60
… prompting employers to attach greater importance to health benefits.
Importance of benefits in talent management,[2] % of employer respondents
Percentage point change, 2019–21
55
66
Very important
+11
40
32
Somewhat important
−8
2
Not important
−3
2019
2021
Based on Aaron De Smet, Bonnie Dowling, Marino Mugayar-Baldocchi, and Bill Schaninger, "'Great Attrition' or 'Great Attraction'? The choice is yours," McKinsey Quarterly, September 8, 2021; subsection of survey (n = 4,924) conducted in August 2021, which encompassed Australia, Canada, Singapore, the United Kingdom, and the United States.





Solution

Phoebe solves for employee retention

The ROI of Phoebe for employers is HUGE

95%

of Phoebe members are at their current jobs within one year of maternity leave



Expert Led Content
Meaningful, Relevant, Expert-Led Content Is Available On Demand.
Powerful Community
Peer Groups Build Community Through Shared Experience.
Get Started

Our digitally delivered coaching service, paired with an expert-based community of mentors, provides personalized and targeted interventions when employees need them most.


CARE ADVISOR
Every cohort is lead by a dedicated care advisor or coach
EXPERT-LED CONTENT
Meaningful, relevant, expert led content is available on demand
POWERFUL COMMUNITY
Cohorts are built on shared experiences
ACCESS TO EXPERTS
Members talk to vetted experts one on
BACKED BY SCIENCE
Designed by a leading expert in reproductive mental health
Personalized Care
Great Information
Peer Group
Expert Community
Evidence Based Design

Our method is evidence-based


Risk Factors
Prevention
Lack of partner, family, or community support
Sleep deprivation
Infant sleeping/feeding issues
Perceived stress and lack of control
Personal or family history of mental health issues
Medically complicated pregnancy, delivery, and/or recovery
Meaningful community
Education and support for sleep and feeding
PMADs screening and trust building
Expert support team
A framework that builds joy and resilience

Additional investment will assure Phoebe can scale

and deliver impact across the entire spectrum of Work-Life balance.

—

Proprietary programs + data + group experience = better outcomes at a lower cost

—

Product

Today we have two journeys our

members join



Pregnancy & Postpartum Support

Our 32 week program cares for expecting and new mothers every step of the way. They receive comprehensive, personalized support and trusted information from top experts.



Life + Work Integration Coaching

Our 8 week program is an interactive, introspective experience designed to empower mothers. It helps mothers set goals, learn actionable tools, and find renewed joy and purpose as a professional and as a parent.

—

Pregnancy & Postpartum Support

32 weeks


Onboarding and assessment
Kick-off call
Custom weekly and daily plans
Group-based support
Private consults
Check-ins and follow-ups

—

Life + Work Integration Coaching

8 weeks



Traction

$2.5M ARR from clients already in negotiation or contract*

- +350% growth in revenues YOY

- +450% growth in new clients with an average employee base of 5,000

- 2023 expected ARR of $1.2M*

- Demand for our services will only continue to expand through corporate Diversity & Inclusion expansion.

Traction to date



* Click here for important information regarding Financial Projections which are not guaranteed.

Customers

Working with 10+ employers in the US, CAN, and UK

Including 1 Fortune 50 and 4 V20 Law Firms

- Customers in pilot include Morgan Stanley, Quinn Emanuel, Critical Mass, McKinsey Consulting and Oliver Wyman
- Phoebe has supported more than 600 families to date

Our remarkable member stories

Your browser does not support HTML5 video.

Your browser does not support HTML5 video.

Your browser does not support HTML5 video.

—

A benefit that doesn't feel like a benefit

"I came in a bit skeptical, not totally understanding what this all could/would be. I thought perhaps it would feel more like a corporate benefit than a community, but I was immediately enamored by the faces and the stories. Such a powerful group of people to be a part of. Thank you for taking the time to reach out individually in addition to everything else you do. Phoebe's investment in this program (and these birthing people) is next level. You have me questioning my career choices and impact in the best way possible."
-Tara

—

A lifeline within a community

"The support from Phoebe was incredible. I felt part of a caring community where I could share anything and ask for help. This made a huge difference during an isolating and pretty dark (postpartum) period. The biggest impact was having women at Phoebe share stories and subsequently feeling less alone."
-Alysha

"Phoebe is currently a life saver for me. As a new mom I find myself panicking about the new things I'm learning with my baby and I feel like I can ask any question related to Mila and always find some piece of mind with any of the experts there. Phoebe makes me feel part of a community and gives me that social network I desperately need right now."
-Maja and Srdjan

"Phoebe gave us quick access to resources we didn't even know we needed. They made it effortless to connect with experts who led us through some challenging times. We really appreciated the thoughtful and timely responses from Phoebe and value the community they've created."
-Clare and Jenifer

—

A benefit that builds trust and goodwill with my employer

"I feel lucky to work with an organization that provides this type of care and would proudly advocate for the benefit to be available more broadly."
-Clare and Jennifer

"I appreciate that [my employer] provides this. It makes me feel like a supported mother working here."
-Alysha

"It's great that we have access to such an amazing resource. Once again, access to Phoebe and services like it validates a strong sense of community and support that [my employer] offers."
-Maja

"It reflected positively on [my employer] because I felt that they understood the challenges I was and would be facing and were proactively helping me."
-Erica

"I brag to all my friends about how unbelievably supportive of new mothers [my company] is, to offer such a service like this. It makes me proud to be part of a company so focused on helping women, mothers, and families."
-Neeti

Business Model

Our go-to-market strategy starts with top employers

We solve employers' most burning problems with women and parents in their workforce.

We continuously engage directly with HR and Benefits Managers to adapt and improve our programs to respond to the specific needs of the clients we serve Finance, Law, Management Consulting, and the Advertising Industry.

We have built an ecosystem where people and experts connect freely and often. Together they improve the outcome of challenging life experiences and build resilience, collectively.

B2B2C



B
- INFORM AND EDUCATE
- NURTURE AND SELL
- NEGOTIATE AND SIGN
- MARKET TO EMPLOYEES

C
- MAINTAIN RELATIONSHIP
- SELL OTHER JOURNEYS

Our model leverages the power of groups in a way that is radically effective:

85

Net promoter score

(as compared to healthcare: 27 and tech: 60)

70%

Of members are moderate to heavy users

92%

Retention at 16 weeks

33%

Sign up for a follow-on program and stay for 32 weeks

ROI for employers is huge



Companies in the US lose **4** of every 10 women who go on maternity leave

95%

of Phoebe members are at their current jobs within one year of maternity leave

—



[Case Study] **Morgan Stanley ISG expanded their small pilot into a nationwide benefit**

Morgan Stanley

2021 pilot

Morgan Stanley's ISG piloted 60 pregnant employees in Phoebe's 16-week program

High member engagement

- 100% participation and use of on-demand education
- 100% usage of 1:1 expert support
- 44% attended Q&A sessions
- 25% attended community hangouts

2022 and beyond

Phoebe became an official benefit to all U.S. employees for Morgan Stanley's ISG.

 **phoebe**

14

Market

Employers are moving towards targeted benefits that deliver ROI

MENTAL HEALTH AND WELL-BEING BENEFITS ARE EXPANDING

"Employers will offer more benefits and initiatives to support employees at all stages of their mental health and well-being journeys" - Brian Marcotte, president and CEO of the nonprofit National Business Group on Health (NBGH)

The employer benefits market is massive and growing

THE COST

$545B   Cost of productivity loss due to burn out amongst working parents

$225B   US mental health services spend in 2019

$94B   Cost of commercially covered births in the US

$2.2B   Yearly acquisition cost to replace women taking a family related career break

THE FULL OPPORTUNITY

Employers already spend a massive amount on benefits in the US, and mothers in the US control a significant share of consumer spend.

$4.5T   Est. employer spend on benefits in 2020 excluding health insurance and retirement

$2.4T   Spending power of American mothers

82% of US workplaces are committed to supporting parents through benefits in 2022

Top workplaces are committed to supporting parents through resources like telehealth, fertility and adoption support, egg freezing, and more, according to research by Great Place to Work.

As top companies compete on benefits, culture, and attractiveness to talent, **family benefits are becoming a key differentiator.**

Immediate opportunity to reach $128M ARR with 10% of US employer market*

	ARR w/ 5% of market	ARR w/ 10% of market	ARR w/ 15% of market
BEAR S&P 500 employee base only	**$21mm** 33k customers	**$43mm** 68k customers	**$64mm** 102k customers
BASE based on commercially covered births in the U.S. and avg employer maternity spend	**$64mm** 102k customers	**$128mm** 203k customers	**$192mm** 305k customers
BULL based on 4mm live births in U.S.	**$126mm** 200k customers	**$252mm** 400k customers	**$378mm** 600k customers

(Pregnancy to postpartum, US only)

* Click here for important information regarding Financial Projections which are not guaranteed.

Competition

Phoebe is the only integrated offering built to target working parents holistically


Point solutions exist but...
Reproductive Health
Mental Health
MAVEN
Cleo
oviahealth
Calm
headspace
lyra
Professional Development
CHIEF
moxie INSTITUTE
CAREER EXCEL
Phoebe is building a new category
phoebe
Life Transitions
Working Parenthood
Overall Wellbeing

Competitive Advantages

- An inclusive solution that integrates life transitions with mental health and professional development
- Employers want peer-to-peer interaction

- Employers need help recruiting and retaining women
- Employers need to offer something that works as a health and wellness benefit and is matched to DEI efforts

Vision And Strategy

Our mission is to help women and families succeed,

both personally and professionally, during the most important changes in their lives.

We believe in building equity at home and in the workplace — and that starts by supporting working mothers.

In the next 24 months...*



Goals

- **Invest in technology** – Publish a native app for our platform and invest in extended functionality.
- **Increase Traction** – 20 new corporate clients and $5mm ARR.
- **Build on Data** to support our model with deeper and more targeted research.

The future

- **Data-informed care** – Behavioral AI, and sentiment analysis will give us deep and dynamic knowledge of our users to support an immersive, engaging experience.
- **Power of Scale** – Our margins increase as we grow, so does our value to users. Our model allows us to spread and allocate resources to give more to those with more significant needs and the right level of support to everyone else.
- **Archetypes** – A deeper understanding of our user archetypes will allow us to effectively match a member to an experience and develop a lasting relationship with the member.

* Click here for important information regarding Financial Projections which are not guaranteed.

Funding

Backed by experienced investors



—

$2.0M Pre-Seed Round
Already raised $470k from SAFE notes

- **Timing:** Now
- **Runway:** 18-24 months

- **Valuation:** $13M post money

Founders



Emily Klingbeil

CEO

After complications in pregnancy derailed Emily's career, she founded Phoebe to provide other mothers the support she lacked. Emily has 17 years of experience in global finance and investment banking. Prior to founding Phoebe, she was the Head of Investor Relations for a $30bn market cap global beverage company and the Head of Equity Research for Beverage and Beauty at Credit Suisse. She holds an MBA from Harvard Business School, where she graduated with Honors.



Karolina Belwal

COO & CPO

Karolina co-founded Phoebe to support new parents as they parent and continue to pursue their careers. Karolina is a strategist and innovator who has excelled in driving innovation in both Corporate and Startup environments. Prior to founding Phoebe she was a strategist at JP Morgan, American Express, and S&P Global and the Head of People Operations at S&P Global. Karolina has built digital platforms and products and run global product and technology organizations. She holds an MBA from The Ross School of Business at the University of Michigan.



Dr Lucy Hutner

Medical Advisor, MD Reproductive Psychiatry

Dr. Hutner is an internationally recognized expert in women's mental health. MD from UCSF, residency at Harvard, fellowship at Columbia. Leader in the emerging medical specialty of reproductive psychiatry. On the team that created the first comprehensive reproductive psychiatry program at Columbia.

On the national task force that created the first standardized digital curriculum in women's mental health in medicine. Co-editor of the first comprehensive textbook in reproductive psychiatry.

Team

	Emily Klingbeil	CEO
	Parul Somani	Advisor
	Karolina Belwal	CPO & COO
	Manon Chevallerau	Lead Postpartum Support
	Celina May	Director of Product
	Rachel Boufford	Advisor
	Dr Lucy Hutner	Chief Medical Advisor
	Manuel Toscano	Advisor
	Dr Chiara Battistello	Pregnancy to Postpartum Support
	Janel Martir	Lead Pregnancy Support
	Amy Spindel	Pregnancy to Postpartum Support

 Kate Besleme   Pregnancy to
                                                   Postpartum Support

 Dr Sneha Gazi   Pregnancy to
                                                   Postpartum Support

 Demi Selzer   Pregnancy to
                                                   Postpartum Support

 Leigh Anne   Pregnancy to
                     O'Connor   Postpartum Support

 Sarah Peck   Pregnancy to
                                                   Postpartum Support

 Lauren   Life & Work Coaching
                     Tetenbaum

                     Siobahn Hotaling   Life & Work Coaching

 Maria Yasnova   Life & Work Coaching

                     Samantha Keene   Life & Work Coaching

 Charlotte Blake   Pregnancy to
                     Kaplan   Postpartum Support

| | Carrie Hawthorne | Web Design |

 Fatima Alanis   Intern

 Dr Niels Rosenquist   Advisor

Perks

$250	Honorary mention on hiphoebe.com
$500	Honorary mention on hiphoebe.com + Phoebe tote bag
$1,000	Honorary mention on hiphoebe.com + 20% off all memberships to any program for 6 months
$2,500	All of the above + 1 free membership to any program
$5,000	All of the above + access to a group investor chat with the Founders.
$15,000	All of the above + 5 memberships gifted to your team, company, or group of choice
$25,000	All of the above + Dinner with the Founders in NYC
$50,000	All of the above + a once-in-a-lifetime dinner experience with Al Dimeola, guitar virtuoso and prolific composer, and the Founders at Al's home in NJ

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.





Company Name	Phoebe

Logo



Headline

Work-Life coaching and mentorship for working parents—when they need it most

Slides


Boosting employers' bottom line with a proven platform for parental well being
Good Morning, Karolina
Today's Event
Feeding QA
Today's Content


Sneha Gazi, PT, DPT
Physical Therapist & Pelvic Health Specialist
Our Program
An Introduction
phoebe



Tags   Women Founders, B2C, Crowd SAFE, Mental Wellness, Healthtech,
Companies

Pitch text

Summary

- Addresses the critical risk factors for burnout and career off-ramping
- Clients include Fortune 100, V20 law firms, and Morgan Stanley
- +340% YOY revenue growth; +450% new client growth; and cash flow breakeven
- Payback of up to 3x for employer and industry leading NPS from users
- Billion dollar market opportunity with 82% of employers focused on paren...
- $2.5M ARR potential with clients already under contract/pilot
- Second-time founder; Harvard Business School MBA; top tier VC backers

Problem

The transition to parenthood is a massive time of disruption



38%

of potential life stressors arise from pregnancy and parenting challenges

Source: The American Institute of Stress. Holmes Rahe Life Stress Inventory.

There are significant gaps between what our health system and employers provide and what families actually need; the implications are staggering.

Parents are burnt out, and women bear the most significant impact on their personal and professional lives.

—

Parental burnout is at an all-time high

Burnout Amongst Parents



68% of women   **42% of men**

Females were more likely than males to have parental burnout. Sixty-eight percent (68%) of females reported burnout verses 42% of males according to a study by the Ohio State University

Pregnancy and parenting-related issues represent 38% of life's most disorienting and destabilizing stressors.

—

Female career exit rates exacerbate the talent pipeline problem that employers face



4 out of 10   **7 out of 10**

Companies in the US lose 4 of every 10 women who go on parental leave

<30% of first-time UK mothers return to full-time work within 3 years of parental leave

—

The gender pay gap is primarily

due to motherhood and the challenges women experience in the workplace because of it.



Breaking down the gender pay gap in the US
-54%
$1
81c
75c
69c
54c
46c
White
White
BIPOC
Mother
Black
Latina

—

It is a time of higher risk of physical and mental health complications.



1 IN 4

Women will experience postpartum depression

2X

a woman's likelihood of experiencing depression relative to a man's

60%

Of college students are women

—

Extending maternity leave alone

does not work. It often results in one parent leaving the workforce entirely.



Women as a % of

- 60% College graduates
- 48% Entry Level
- 40% Manager
- Sr. Manager
- 36%
- 26% C Suite

85% of women have children.
1/4 experience postpartum depression.
Most will be the primary caregiver in their household.

This is not a US-only problem. <30% of first-time UK mothers return to full-time work within 3 years of maternity leave. In the UK, women have one year of maternity leave.

Employers need to retain mothers, and that means parents. Today, women account for 60% of college students, and 86% of women ages 40-44 are mothers.

Though working women in the US are waiting longer to have children, they are _more likely_ to have children than women a decade ago.

—

Employers are looking to expand health benefits, and retain talent while managing costs.

1. With record numbers of employees leaving their jobs, the "Great Attrition" is putting pressure on employers and raising their awareness of the importance of employee health benefits.
2. Talent acquisition and retention efforts are increasingly important. And focused on work-life balance.

Health benefits can help employers attract and retain employees

Multiple large-scale surveys have found compelling evidence that employee attrition is at record levels.

Forty percent of employees who responded to a 2021 McKinsey survey said they are at least somewhat likely to quit their jobs in the next three to six months. Among those who are at least "somewhat likely" to quit in that time period, more than 60 percent said that they would leave without a job in hand.

Compared with before the pandemic, the proportion of employers reporting that benefits are "very important" in talent management increased 11 percentage points.

Attrition is at record levels …

Likelihood that employees will leave their current job in next 3 to 6 months,[1] % of employee respondents



… prompting employers to attach greater importance to health benefits.

Importance of benefits in talent management,[2] % of employer respondents



Based on Aaron De Smet, Bonnie Dowling, Marino Mugayar-Baldocchi, and Bill Schaninger, "'Great Attrition' or 'Great Attraction'? The choice is yours," McKinsey Quarterly, September 8, 2021; subsection of survey (n = 4,924) conducted in August 2021, which encompassed Australia, Canada, Singapore, the United Kingdom, and the United States.

Solution

Phoebe solves for employee retention and productivity

The ROI of Phoebe for employers is HUGE

95%

of Phoebe members are at their current jobs within two years of parental leave


Meaningful, Relevant, Expert-Led Content is Available On Demand
Peer Groups Build Community Through Shared Experience

Our digitally delivered coaching service, paired with an expert-based community of mentors, provides personalized and targeted interventions when employees need them most.


CARE ADVISOR
Every cohort is lead by a dedicated care advisor or coach
EXPERT-LED CONTENT
Meaningful, relevant, expert led content is available on demand
POWERFUL COMMUNITY
Cohorts are built on shared experiences
ACCESS TO EXPERTS
Members talk to vetted experts one on one and in group live streams
BACKED BY SCIENCE
Designed by a leading expert in reproductive mental health
My Journey
phoebe
Personalized Care
Great Information
Peer Group
Expert Community
Evidence Based Design

Our method is evidence-based

Our model was created in partnership with Harvard and Mass Gen Reproductive Psychiatrists

Our model addresses the key risk factors that are proven to contribute to postpartum depression and off-ramping at work.


Risk Factors
Lack of partner, family, or community support
Sleep deprivation
Infant sleeping/feeding issues
Perceived stress and lack of control
Personal or family history of mental health issues
Medically complicated pregnancy, delivery, and/or recovery
Prevention
Meaningful community
Education and support for sleep and feeding
PMADs screening and trust building
Expert support team
A framework that builds joy and resilience

Additional investment will assure Phoebe can scale

and deliver impact across the entire spectrum of Work-Life balance.

—

Proprietary programs + data + group experience = better outcomes at a lower cost

—

Product

Today we have two journeys our members join



Pregnancy & Postpartum Support

Our 32 week program cares for expecting and new mothers every step of the way. They receive comprehensive, personalized support and trusted information from top experts.



Life + Work Integration Coaching

Our 8 week program is an interactive, introspective experience designed to empower mothers. It helps mothers set goals, learn actionable tools, and find renewed joy and purpose as a professional and as a parent.

Pregnancy & Postpartum Support

32 weeks


Onboarding and assessment
Kick-off call
Custom weekly and daily plans
Group-based support
Private consults
Check-ins and follow-ups

Life + Work Integration Coaching

8 weeks


Personalized assessment
Kick-off Call
Weekly and daily plans
Group coaching
Private coaching
Personalized action plan

Traction

$2.5M ARR from clients already in negotiation or contract*

- +340% growth in revenues YOY
- +450% growth in new clients with an average employee base of 5,000
- 2023 expected ARR of $1.2M*

- Demand for our services will only continue to expand through corporate Diversity & Inclusion expansion.

Traction to date



$5M in revenue by 2024



* Click here for important information regarding Financial Projections which are not guaranteed.

Customers

Working with 10+ employers in the US, CAN, and UK


McKinsey & Company
Morgan Stanley
Skadden
OLIVER WYMAN
MAYER BROWN
K
quinn emanuel trial lawyers
Mother
A B
Critical Mass
1,000+
families supported to date

- Customers in pilot include Morgan Stanley, Quinn Emanuel, Critical Mass, McKinsey Consulting and Oliver Wyman
- Phoebe has supported 1,000 families to date

Our remarkable member stories

Your browser does not support HTML5 video.

Your browser does not support HTML5 video.

Your browser does not support HTML5 video.

—

A benefit that doesn't feel like a benefit

"I came in a bit skeptical, not totally understanding what this all could/would be. I thought perhaps it would feel more like a corporate benefit than a community, but I was immediately enamored by the faces and the stories. Such a powerful group of people to be a part of. Thank you for taking the time to reach out individually in addition to everything else you do. Phoebe's investment in this program (and these birthing people) is next level. You have me questioning my career choices and impact in the best way possible."
-Tara

—

A lifeline within a community

"The support from Phoebe was incredible. I felt part of a caring community where I could share anything and ask for help. This made a huge difference during an isolating and pretty dark (postpartum) period. The biggest impact was having women at Phoebe share stories and subsequently feeling less alone."

-Alysha

"Phoebe is currently a life saver for me. As a new mom I find myself panicking about the new things I'm learning with my baby and I feel like I can ask any question related to Mila and always find some piece of mind with any of the experts there. Phoebe makes me feel part of a community and gives me that social network I desperately need right now."

-Maja and Srdjan

"Phoebe gave us quick access to resources we didn't even know we needed. They made it effortless to connect with experts who led us through some challenging times. We really appreciated the thoughtful and timely responses from Phoebe and value the community they've created."

-Clare and Jenifer

—

A benefit that builds trust and goodwill with my employer

"I feel lucky to work with an organization that provides this type of care and would proudly advocate for the benefit to be available more broadly."

-Clare and Jennifer

"I appreciate that [my employer] provides this. It makes me feel like a supported mother working here."

-Alysha

"It's great that we have access to such an amazing resource. Once again, access to Phoebe and services like it validates a strong sense of community and support that [my employer] offers."

-Maja

"It reflected positively on [my employer] because I felt that they understood the challenges I was and would be facing and were proactively helping me."

-Erica

"I brag to all my friends about how unbelievably supportive of new mothers [my company] is, to offer such a service like this. It makes me proud to be

part of a company so focused on helping women, mothers, and families."
-Neeti

Business Model

Our go-to-market strategy starts with top employers

We solve employers' most burning problems with women and parents in their workforce.

We continuously engage directly with HR and Benefits Managers to adapt and improve our programs to respond to the specific needs of the clients we serve Finance, Law, Management Consulting, and the Advertising Industry.

We have built an ecosystem where people and experts connect freely and often. Together they improve the outcome of challenging life experiences and build resilience, collectively.



[Case Study] Morgan Stanley ISG expanded their small pilot into a nationwide benefit



2021 pilot

Morgan Stanley's ISG piloted 60 pregnant employees in Phoebe's 16-week program

High member engagement

- 100% participation and use of on-demand education
- 100% usage of 1:1 expert support
- 44% attended Q&A sessions
- 25% attended community hangouts

2022 and beyond

Phoebe became an official benefit to all U.S. employees for Morgan Stanley's ISG.



14

Market

Employers are moving towards targeted benefits that deliver ROI

MENTAL HEALTH AND WELL-BEING BENEFITS ARE EXPANDING

"Employers will offer more benefits and initiatives to support employees at all stages of their mental health and well-being journeys" - Brian Marcotte, president and CEO of the nonprofit National Business Group on Health (NBGH)

The employer benefits market is massive and growing

THE COST

$545B Cost of productivity loss due to burn out amongst working parents

$225B US mental health services spend in 2019

$94B Cost of commercially covered births in the US

$2.2B Yearly acquisition cost to replace women taking a family related career break

THE FULL OPPORTUNITY

Employers already spend a massive amount on benefits in the US, and mothers in the US control a significant share of consumer spend.

$4.5T Est. employer spend on benefits in 2020 excluding health insurance and retirement

$2.4T Spending power of American mothers

82% of US workplaces are committed to supporting parents through benefits in 2022

Top workplaces are committed to supporting parents through resources like telehealth, fertility and adoption support, egg freezing, and more, according to research by Great Place to Work.

As top companies compete on benefits, culture, and attractiveness to talent, **family benefits are becoming a key differentiator.**

Immediate opportunity to reach
$128M ARR with 10% of US employer market*

	ARR w/ 5% of market	ARR w/ 10% of market	ARR w/ 15% of market
BEAR S&P 500 employee base only	**$21mm** 33k customers	**$43mm** 68k customers	**$64mm** 102k customers
BASE based on commercially covered births in the U.S. and avg employer maternity spend	**$64mm** 102k customers	**$128mm** 203k customers	**$192mm** 305k customers
BULL based on 4mm live births in U.S.	**$126mm** 200k customers	**$252mm** 400k customers	**$378mm** 600k customers

(Pregnancy to postpartum, US only)
* Click here for important information regarding Financial Projections which are not guaranteed.

Competition

Phoebe is the only integrated offering built to target working parents holistically



There are competitors addressing aspects of issues we see in the transition to parenthood



Phoebe is the <u>only integrated offering</u> built to target working parents holistically

Competitive Advantages

- An inclusive solution that integrates life transitions with mental health and professional development
- Employers want peer-to-peer interaction
- Employers need help recruiting and retaining women
- Employers need to offer something that works as a health and wellness benefit and is matched to DEI efforts

Vision And Strategy

Our mission is to help women and families succeed,

both personally and professionally, during the most important changes in their lives.

We believe in building equity at home and in the workplace — and that starts by supporting working mothers.

Goals

- **Invest in technology** – Publish a native app for our platform and invest in extended functionality.
- **Increase Traction** – 20 new corporate clients and $5mm ARR.
- **Build on Data** to support our model with deeper and more targeted research.

The future

- **Data-informed care** – Behavioral AI, and sentiment analysis will give us deep and dynamic knowledge of our users to support an immersive, engaging experience.
- **Power of Scale** – Our margins increase as we grow, so does our value to users. Our model allows us to spread and allocate resources to give more to those with more significant needs and the right level of support to everyone else.
- **Archetypes** – A deeper understanding of our user archetypes will allow us to effectively match a member to an experience and develop a lasting relationship with the member.

* Click here for important information regarding Financial Projections which are not guaranteed.

Funding

Backed by experienced investors

Goodwater   CHAVEZ FAMILY FOUNDATION   LEAP

—

$2.0M Pre-Seed Round

Already raised $470k from SAFE notes

- **Timing:** Now
- **Runway:** 18-24 months
- **Valuation:** $13M post money

Founders



Emily Klingbeil
CEO

After complications in pregnancy derailed Emily's career, she founded Phoebe to provide other mothers the support she lacked. Emily has 17 years of experience in global finance and investment banking. Prior to founding Phoebe, she was the Head of Investor Relations for a $30bn market cap global beverage company and the Head of Equity Research for Beverage and Beauty at Credit Suisse. She holds an MBA from Harvard Business School, where she graduated with Honors.



Karolina Belwal
COO & CPO

Karolina co-founded Phoebe to support new parents as they parent and continue to pursue their careers. Karolina is a strategist and innovator who has excelled in driving innovation in both Corporate and Startup environments. Prior to founding Phoebe she was a strategist at JP Morgan, American Express, and S&P Global and the Head of People Operations at S&P Global. Karolina has built digital platforms and products and run global product and technology organizations. She holds an MBA from The Ross School of Business at the University of Michigan.



Dr Lucy Hutner

Medical Advisor, MD Reproductive Psychiatry

Dr. Hutner is an internationally recognized expert in women's mental health. MD from UCSF, residency at Harvard, fellowship at Columbia. Leader in the emerging medical specialty of reproductive psychiatry. On the team that created the first comprehensive reproductive psychiatry program at Columbia. On the national task force that created the first standardized digital curriculum in women's mental health in medicine. Co-editor of the first comprehensive textbook in reproductive psychiatry.

Team

	Emily Klingbeil	CEO
	Parul Somani	Advisor
	Karolina Belwal	CPO & COO
	Manon Chevallerau	Lead Postpartum Support
	Celina May	Director of Product
	Rachel Boufford	Advisor
	Dr Lucy Hutner	Chief Medical Advisor
	Manuel Toscano	Advisor
	Dr Chiara Battistello	Pregnancy to Postpartum Support
	Janel Martir	Lead Pregnancy Support
	Amy Spindel	Pregnancy to Postpartum Support

 Kate Besleme   Pregnancy to
                                           Postpartum Support

 Dr Sneha Gazi   Pregnancy to
                                           Postpartum Support

 Demi Selzer   Pregnancy to
                                           Postpartum Support

 Leigh Anne   Pregnancy to
                     O'Connor   Postpartum Support

 Sarah Peck   Pregnancy to
                                           Postpartum Support

 Lauren   Life & Work Coaching
                     Tetenbaum

                     Siobahn Hotaling   Life & Work Coaching

 Maria Yasnova   Life & Work Coaching

                     Samantha Keene   Life & Work Coaching

 Charlotte Blake   Pregnancy to
                     Kaplan   Postpartum Support

	Carrie Hawthorne	Web Design
	Fatima Alanis	Intern
	Dr Niels Rosenquist	Advisor

Perks

$250	Honorary mention on hiphoebe.com
$500	Honorary mention on hiphoebe.com + Phoebe tote bag
$1,000	Honorary mention on hiphoebe.com + 20% off all memberships to any program for 6 months
$2,500	All of the above + 1 free membership to any program
$5,000	All of the above + access to a group investor chat with the Founders.
$15,000	All of the above + 5 memberships gifted to your team, company, or group of choice
$25,000	All of the above + Dinner with the Founders in NYC
$50,000	All of the above + a once-in-a-lifetime dinner experience with Al Dimeola, guitar virtuoso and prolific composer, and the Founders at Al's home in NJ

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.